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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 9)

ENGELHARD CORPORATION
(Name of Subject Company)

IRON ACQUISITION CORPORATION
an indirect wholly owned subsidiary of
 BASF AKTIENGESELLSCHAFT
(Names of Filing Persons—Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Hans-Ulrich Engel
Iron Acquisition Corporation
100 Campus Drive
Florham Park, NJ 07932
(973) 245-6000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Dr. Joerg Buchmueller BASF Aktiengesellschaft 67056 Ludwigshafen Germany (+49 621) 604-8230	Peter D. Lyons, Esq. Clare O'Brien, Esq. Alberto Luzarraga, Jr., Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,840,441,343.00	$517,927.22

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $37.00, the per share tender offer price, by 130,822,739 the sum of (i) the 119,906,559 outstanding shares of Common Stock as of October 31, 2005 (according to the Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed by Engelhard Corporation), and (ii) the 10,916,180 shares of Common Stock subject to outstanding options and stock units as of December 31, 2004 (according to the Annual Report on Form 10-K for the period ended December 31, 2004 filed by Engelhard Corporation).

**
Calculated as 0.0107% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$517,927.22	Filing Party:	Iron Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 9, 2006
Check
the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check
the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check
the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 9 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on January 9, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7 and 8 (as so amended, the "Schedule TO") by Iron Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 and as subsequently amended (the "Offer to Purchase"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4.    Terms of the Transaction.

  Item 4 of the Schedule TO is hereby amended and supplemented as follows:

  The Introduction section of the Offer to Purchase is hereby amended and supplemented as follows:

  The following sentence is added to the end of the eighth paragraph of the Introduction section of the Offer to Purchase:

  "On March 15, 2006, Parent and the Company entered into a confidentiality agreement that provides, among other things, that Parent and Purchaser will not (a) file with the Commission any proxy statements or proxy cards, including with respect to the Annual Meeting Nominees, prior to April 14, 2006, (b) file with the Commission any consent solicitation materials, or otherwise solicit the written consents of the Company's stockholders, including with respect to the Stockholder Consent Resolutions, prior to April 14, 2006, (c) mail to the Company's stockholders any proxy statements or proxy cards, including with respect to the Annual Meeting Nominees, prior to May 1, 2006 and (d) deliver to the Company any written consents of the Company's stockholders, including with respect to the Stockholder Consent Resolutions, (other than any written consent of Purchaser) prior to the conclusion of the Annual Meeting. In connection therewith, the Company agreed not to change the size of the Board or amend the Company's Bylaws in any respect that would preclude, frustrate or otherwise adversely affect the Purchaser's ability to solicit written consents with respect to the Stockholder Consent Resolutions."

  Section 1—Terms of the Offer; Expiration Date—of the Offer to Purchase is hereby amended and supplemented as follows:

        The following is hereby added to the end of the first paragraph of Section 1 of the Offer to Purchase:

  "On March 16, 2006, Parent and Purchaser announced that they had extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on Friday, April 14, 2006. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, March 17, 2006. As of 5:00 p.m., New York City time, on March 15, 2006, a total of 767,913 Shares had been tendered and not withdrawn from the Offer."

        The press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(25).

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

  Item 5 of the Schedule TO is hereby amended and supplemented as follows:

        Section 10—Background of the Offer; Contacts with the Company—of the Offer to Purchase is hereby amended and supplemented as follows:

        The last sentence of the last paragraph of Section 10 of the Offer to Purchase is hereby amended and restated as follows:

        "The Company refused Parent's proposal."

        The following paragraph is hereby added immediately following the last paragraph of Section 10 of the Offer to Purchase:

          "On March 15, 2006, Parent and the Company entered into a confidentiality agreement that provides, among other things, that (a) none of the Company, Parent or Purchaser may (i) file with the Commission any proxy statements, proxy cards or notices of meetings prior to April 14, 2006 (except that the Company may make the initial filing with the Commission of its proxy statement, proxy card and notice of meeting with respect to the Annual Meeting at any time), (ii) file with the Commission consent solicitation materials, or otherwise solicit the written consents of the Company's stockholders, prior to April 14, 2006 or (iii) mail any proxy statements, proxy cards or notices of meetings to the Company's stockholders prior to May 1, 2006; (b) Parent and Purchaser may not deliver written consents to the Company (other than any written consent of Purchaser) prior to the conclusion of the Annual Meeting; (c) the Company shall publicly announce the date of the Annual Meeting at least 35 calendar days prior to the date of such meeting; and (d) the Company shall not change the size of the Board or amend the Company's Bylaws in any respect that would preclude, frustrate or otherwise adversely affect the Purchaser's ability to solicit written consents with respect to the Stockholder Consent Resolutions."

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented as follows:

        Section 15—Certain Legal and Regulatory Approvals—of the Offer to Purchase is hereby amended and supplemented as follows:

        The last sentence of the ninth paragraph of Section 15 of the Offer to Purchase is hereby amended and restated as follows:

  "All antitrust filings have been made and all clearances and approvals of the relevant Governmental Authorities in the aforementioned jurisdictions necessary for the consummation of the Offer and the Merger (except for South Africa which is expected shortly) have been obtained."

        The following paragraphs are hereby added immediately following the last paragraph of Section 15 of the Offer to Purchase:

          "On January 4, 2006, a class action was filed in the Chancery Division of the Superior Court of New Jersey, Middlesex County, by a stockholder of the Company making various allegations, including that the directors of the Company have breached their fiduciary duties by refusing to negotiate with Parent and depriving stockholders of the Company of the right to receive the maximum value for their Shares. The plaintiff seeks several forms of relief, including orders certifying the action as a class action and directing the director defendants to affirmatively fulfill their fiduciary duties, including by cooperating with Parent to obtain a transaction that would maximize stockholder value. The plaintiff in the Middlesex County action, along with the plaintiff who brought a similar action in the Chancery Division of the New Jersey Superior Court for

  Mercer County, moved to transfer and consolidate the Middlesex County action with the Mercer County action. Oral argument on all of the outstanding motions, including motions to dismiss and for expedited discovery and leave to file an amended complaint, was held on February 9, 2006. The Court granted the motion to consolidate the two New Jersey actions in Mercer County and took the other matters under consideration. The defendants named in the action include the Company and each member of the Board. Neither Parent nor Purchaser is named as a party to the action.

          "On January 13, 2006, three shareholder actions outstanding in the Delaware Court of Chancery for New Castle County were consolidated under the caption In re: Engelhard Corporation Shareholders Litigation. A consolidated amended complaint, containing allegations similar to those made in the complaints initially filed in the underlying actions, was filed and served naming the same defendants and seeking injunctive relief and damages. Plaintiffs were granted, with defendants' consent, leave to file a second consolidated amended complaint. Among other things, the second amended consolidated complaint adds allegations that the Schedule 14D-9 filed by the Company with the Commission fails to disclose material information concerning the Company's and the Board's actions regarding the exploration of strategic alternatives to the Offer and fails to disclose information that is material to evaluating the opinion provided by Merrill Lynch to the Board that the Offer is financially inadequate."

Item 12.    Material to Be Filed as Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.*
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.*

(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.*
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.*
(a)(23)	Press release issued by Parent on February 23, 2006.*
(a)(24)	Press release issued by Parent on March 6, 2006.*
(a)(25)	Press release issued by Parent on March 16, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2006

IRON ACQUISITION CORPORATION
By:	/s/ HANS-ULRICH ENGEL Name: Hans-Ulrich Engel Title: President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2006

BASF AKTIENGESELLSCHAFT
By:	/s/ DR. JÜRGEN HAMBRECHT Name: Dr. Jürgen Hambrecht Title: Chairman of the Board of Executive Directors
By:	/s/ DR. KURT BOCK Name: Dr. Kurt Bock Title: Member of the Board of Executive Directors

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.*
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.*
(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.*
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.*
(a)(23)	Press release issued by Parent on February 23, 2006.*
(a)(24)	Press release issued by Parent on March 6, 2006.*
(a)(25)	Press release issued by Parent on March 16, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed

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EXHIBIT INDEX